SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Susser Petroleum Partners LP

(Name of Partnership)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

869239 103

(CUSIP Number)

E. V. Bonner, Jr.

Executive Vice President, Secretary & General Counsel

Susser Petroleum Partners GP LLC

555 East Airtex Drive

Houston, Texas 77073

(832) 234-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 869239 103

1	Name of Reporting Person Susser Holdings Corporation

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 10,953,872 units*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 10,953,872 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,953,872 units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.1%**

14	Type of Reporting Person CO

*                                         Includes 14,436 common units and 10,939,436 subordinated units representing limited partner interests in Susser Petroleum Partners LP.  Stripes LLC is the record holder of 14,436 common units and 5,469,718 subordinated units. Stripes No. 1009 LLC is the record holder of 5,469,718 subordinated units.  Susser Holdings Corporation also owns all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and may be deemed to be the indirect beneficial owner of the 0.0% non-economic general partner interest in Susser Petroleum Partners LP.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Susser Petroleum Partners LP’s current report on Form 8-K filed with the Commission on September 25, 2012.

**                                  Based on a total of 10,939,436 common units and 10,939,436 subordinated units outstanding as of September 25, 2012, the closing date of the initial public offering of common units of Susser Petroleum Partners LP.

CUSIP No. 869239 103

1	Name of Reporting Person Stripes Holdings LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,484,154 units*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,484,154 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,484,154 units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.1%**

14	Type of Reporting Person OO

*                                         Includes 14,436 common units and 5,469,718 subordinated units representing limited partner interests in Susser Petroleum Partners LP.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Susser Petroleum Partners LP’s current report on Form 8-K filed with the Commission on September 25, 2012.

**                                  Based on a total of 10,939,436 common units and 10,939,436 subordinated units outstanding as of September 25, 2012, the closing date of the initial public offering of common units of Susser Petroleum Partners LP.

CUSIP No. 869239 103

1	Name of Reporting Person Susser Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,484,154 units*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,484,154 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,484,154 units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.1%**

14	Type of Reporting Person OO

*                                         Includes 14,436 common units and 5,469,718 subordinated units representing limited partner interests in Susser Petroleum Partners LP.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Susser Petroleum Partners LP’s current report on Form 8-K filed with the Commission on September 25, 2012.

**                                  Based on a total of 10,939,436 common units and 10,939,436 subordinated units outstanding as of September 25, 2012, the closing date of the initial public offering of common units of Susser Petroleum Partners LP.

CUSIP No. 869239 103

1	Name of Reporting Person Stripes LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,484,154 units*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,484,154 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,484,154 units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.1%**

14	Type of Reporting Person OO

*                                         Includes 14,436 common units and 5,469,718 subordinated units representing limited partner interests in Susser Petroleum Partners LP.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Susser Petroleum Partners LP’s current report on Form 8-K filed with the Commission on September 25, 2012.

**                                  Based on a total of 10,939,436 common units and 10,939,436 subordinated units outstanding as of September 25, 2012, the closing date of the initial public offering of common units of Susser Petroleum Partners LP.

CUSIP No. 869239 103

1	Name of Reporting Person Stripes No. 1009 LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,469,718 units*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,469,718 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,469,718 units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.0%**

14	Type of Reporting Person OO

*                                         Includes 5,469,718 subordinated units representing limited partner interests in Susser Petroleum Partners LP.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP, which is incorporated herein by reference to Exhibit 3.1 to the Susser Petroleum Partners LP’s current report on Form 8-K filed with the Commission on September 25, 2012.

**                                  Based on a total of 10,939,436 common units and 10,939,436 subordinated units outstanding as of September 25, 2012, the closing date of the initial public offering of common units of Susser Petroleum Partners LP.

CUSIP No. 869239 103

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1.  Security and Partnership.

This Statement is being filed with respect to the common units representing limited partner interests (“common units”) and subordinated units representing limited partner interests (“subordinated units” and collectively with the common units, the “units”) of Susser Petroleum Partners LP (the “Partnership”). The address of the principal executive offices of the Partnership is 555 East Airtex Drive, Houston, Texas 77073.

Item 2.  Identity and Background

(a)           This Statement is filed by:

(i)            Susser Holdings Corporation, a Delaware corporation (“SHC”);

(ii)           Stripes Holdings LLC, a Delaware limited liability company (“Stripes Holdings”);

(iii)          Susser Holdings, L.L.C., a Delaware limited liability company (“Susser Holdings”);

(iv)          Stripes LLC, a Texas limited liability company (“Stripes”); and

(v)           Stripes No. 1009 LLC, a Texas limited liability company (“Stripes No. 1009” and together with SHC, Stripes Holdings, Susser Holdings and Stripes, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

SHC is a public company and owns 100% of the equity interests of Stripes Holdings and Stripes No. 1009.  Stripes Holdings owns 100% of the equity interests of Susser Holdings, and Susser Holdings owns 100% of the membership interests of Stripes. SHC also owns 100% of the equity interests of Susser Petroleum Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”) and all of the incentive distribution rights in the Partnership (the “incentive distribution rights”).

Stripes is a limited partner of the Partnership and the record holder of 14,436 common units and 5,469,718 subordinated units of the Partnership, representing a 25.1% limited partner interest.  Stripes No. 1009 is a limited partner of the Partnership and the record holder of 5,469,718 subordinated units of the Partnership, representing a 25.0% limited partner interest.

(b)           The business address of SHC, Stripes Holdings, Susser Holdings, Stripes and Stripes No. 1009 is 4525 Ayers Street, Corpus Christi, Texas 78415.

(c)           The principal business of:

(i)            SHC is to hold equity interests in its subsidiaries which engage in the distribution and transportation of motor fuel and the operation of retail convenience stores;

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(ii)           Stripes Holdings is to hold equity interests in Susser Holdings;

(iii)          Susser Holdings is to hold equity interests in its subsidiaries, including Stripes, which engage in the distribution and transportation of motor fuel and the operation of retail convenience stores, and to serve as a financing subsidiary;

(iv)          Stripes is to engage, directly and indirectly through its subsidiaries, in the distribution and transportation of motor fuel and the operation of retail convenience stores, including through its ownership of limited partner interests in the Partnership; and

(v)           Stripes No. 1009 is to hold subordinated units.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of SHC, Stripes Holdings, Susser Holdings, Stripes or Stripes No. 1009 has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

On September 25, 2012, in connection with the closing of the Partnership’s initial public offering (the “IPO”), the following transactions, among others, occurred pursuant to the Contribution Agreement by and among Partnership, the General Partner, SHC, Stripes, Susser Holdings and Susser Petroleum Company LLC, a wholly owned subsidiary of Stripes (“SPC”),  (the “Contribution Agreement”):

•      SPC agreed to convey and contribute to Susser Petroleum Operating Company LLC, a wholly owned subsidiary of SPC (“Susser Operating”), all of SPC’s right, title and interest in and to all of the membership interests in T&C Wholesale, LLC (“T&C Wholesale”);

•      Susser Holdings and its restricted subsidiaries agreed to sell, convey, assign, transfer, contribute and deliver to Susser Operating: (i) all of SPC’s right, title, duties, obligations and interests as tenant under the certain leases and subleases, and other agreements ancillary thereto, together with all modifications, addenda and amendments thereto; (ii) all of SPC’s right, title, duties, obligations and interests as landlord under the certain leases and subleases, and other agreements ancillary thereto, together with all modifications, addenda and amendments thereto; (iii) all of SPC’s right, title, duties, obligations and interests under certain vendor agreements, related to, among other things, certain merchandise purchasing and promotional programs arranged with dealers and vendors, and other agreements ancillary thereto; (iv) all of SPC’s right, title, duties, obligations and interests under certain marketer, distributor and supply agreements, pursuant to which, among other things, SPC purchases motor fuel from oil companies and refiners, and other agreements ancillary thereto; (v) all of SPC’s right, title, duties, obligations and interests under certain fuel supply and

CUSIP No. 869239 103

management fee agreements, pursuant to which, among other things, SPC distributes motor fuel to convenience stores and other retail fuel outlets, and other agreements ancillary thereto; (vi) all of SHC’s or its subsidiaries’ right, title and interests in certain real property owned in fee and located in Texas, together with all benefits, privileges, easements, tenements, hereditaments thereon or appertaining thereto, and any and all right, title and interest in and to adjacent roads and rights-of-way; and (vii) all of SHC’s or its subsidiaries’ right, title and interests in and to certain personal property; and

•      SPC agreed to convey and contribute to the Partnership all of SPC’s right, title and interest in and to all of the membership interests in Susser Operating in exchange for the conveyance and distribution by the Partnership to SHC or its subsidiaries of: (i) 14,436 common units representing a 0.07% limited partner interest in the Partnership, all of which the Partnership agreed to convey to Stripes; (ii) 10,939,436 subordinated units representing a 50.0% limited partner interest in the Partnership, of which the Partnership agreed to convey 5,469,718 subordinated units to Stripes No. 1009 and 5,469,718 subordinated units to Stripes; (iii) all of the incentive distribution rights of the Partnership; (iv) cash and (v) the right for SHC to receive either (a) a cash distribution of the proceeds if the underwriters of the IPO exercise their option to purchase additional units, (b) the additional option units not purchased by the underwriters, or (c) a combination of both (a) and (b).

Upon the termination of the subordination period as set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the subordinated units are convertible into common units on a one-for-one basis.

On September 25, 2012, certain Covered Persons acquired with personal funds, beneficial ownership of common units through the Partnership’s directed unit program at the initial public offering price of $20.50 per common unit, as noted on Schedule 1 attached hereto.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons or their affiliates to the Partnership in connection with the IPO. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)               The subordinated units owned of record by Stripes and Stripes No. 1009 are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Partnership may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Partnership’s Long-Term Incentive Plan adopted by the General Partner. The Partnership may acquire common units to issue pursuant to the Long-Term Incentive Plan on the open market, directly from the Partnership, from other Reporting Persons, or otherwise.

(b)               None.

(c)               None.

(d)               The General Partner has sole responsibility for conducting the Partnership’s business and for managing its operations and is ultimately controlled by SHC. Some of the executive officers and directors of SHC, Stripes Holdings, Susser Holdings, Stripes and Stripes No. 1009 also serve as executive officers or directors of the General Partner.  Specifically, all of the executive officers of the General Partner are also executive officers of SHC, and four of the six directors of the General Partner are also directors of SHC.  Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. As the General Partner’s sole member, SHC has

CUSIP No. 869239 103

the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner, other than to potentially appoint one or more additional independent directors.

(e)               The Reporting Persons, as direct and indirect owners of the General Partner of the Partnership, may cause the Partnership to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the issuer.

(f)                None.

(g)               None.

(h)               None.

(i)                None.

(j)                Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Partnership.

(a) — (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of 21,878,872 units issued and outstanding as of the closing of the IPO) are as follows:

SHC
	(a)	Amount beneficially owned: 10,953,872 units		Percentage: 50.1%
	(b)	Number of shares to which the Reporting Person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 10,953,872 units
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 10,953,872 units

Stripes Holdings
	(a)	Amount beneficially owned: 5,484,154 units		Percentage: 25.1%
	(b)	Number of shares to which the Reporting Person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 5,484,154 units
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 5,484,154 units

Susser Holdings
	(a)	Amount beneficially owned: 5,484,154 units		Percentage: 25.1%
	(b)	Number of shares to which the Reporting Person has:
		i.	Sole power to vote or to direct the vote: 0

CUSIP No. 869239 103

	ii.	Shared power to vote or to direct the vote: 5,484,154 units
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 5,484,154 units

Stripes
(a)	Amount beneficially owned: 5,484,154 units		Percentage: 25.1%
(b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 5,484,154 units
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 5,484,154 units

Stripes No. 1009
(a)	Amount beneficially owned: 5,469,718 units		Percentage: 25.0%
(b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 5,469,718 units
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 5,469,718 units

(c)           Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(d)           The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Covered Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Partnership.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

The Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and SHC, as the initial limited partner of the Partnership, are party to the Partnership Agreement.

Cash Distributions

The Partnership’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.4375 per common unit per quarter ($1.75 per common unit on an annualized basis) to the extent the Partnership has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Partnership calls this quarterly distribution amount the “minimum quarterly distribution,” and the Partnership’s ability to pay it is subject to various restrictions and other factors. The Partnership will adjust the minimum quarterly distribution for the period from the closing of the Offering through September 30, 2012, based on the actual length of that period.

CUSIP No. 869239 103

The Partnership Agreement requires the Partnership to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Partnership refers to this amount as “available cash.” The Partnership Agreement requires that the Partnership distribute all of its available cash each quarter in the following manner:

•                  first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.4375 plus any arrearages from prior quarters;

•                  second, the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.4375; and

•                  third, to all unitholders, pro rata, until each unit has received a distribution of $0.503125.

If cash distributions to the unitholders exceed $0.503125 per unit in any quarter, the General Partner will receive increasing percentages, up to 50%, of the cash the Partnership distributes in excess of that amount. The rights to receive these distributions are referred to as incentive distribution rights.

Conversion of Subordinated Units

The principal difference between the common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. The subordinated units will not accrue arrearages.

The subordination period will end on the first business day after the Partnership has earned and paid at least (1) $1.75 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2015 or (2) $2.625 (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the related distributions on the incentive distribution rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on the common units at that time. The subordination period also will end upon the removal of the General Partner other than for cause if no subordinated units or common units held by the holder(s) of subordinated units or their affiliates are voted in favor of that removal.  When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter no common units will be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Partnership and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s units, including units owned by the General Partner and its affiliates. Because SHC owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

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Registration Rights

The Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), SHC has the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on September 25, 2012 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Partnership’s current report on Form 8-K filed with the Commission on September 25, 2012, which is incorporated in its entirety in this Item 6.

The Underwriting Agreement

In connection with the Underwriting Agreement, by and among the Partnership, the General Partner, SHC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Wells Fargo Securities, LLC, UBS Securities LLC and the other underwriters named therein, dated September 19, 2012, relating to the IPO (the “Underwriting Agreement”), SHC, Stripes, Stripes No. 1009 and the executive officers and directors of the General Partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of the Underwriting Agreement. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Partnership’s current report on Form 8-K filed with the Commission on September 25, 2012, which is incorporated in its entirety in this Item 6.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B

First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP (attached as Exhibit 3.1 to the Partnership’s current report on Form 8-K (File No. 001-35653) filed with the Commission on September 25, 2012 and incorporated herein by reference).

Exhibit C

Amended and Restated Limited Liability Company Agreement of Susser Petroleum Partners GP LLC (attached as Exhibit 3.2 to the Partnership’s current report on Form 8-K (File No. 001-35653) filed with the Commission on September 25, 2012 and incorporated herein by reference).

Exhibit D

Contribution Agreement by and among Susser Petroleum Partners LP, Susser Petroleum Partners GP LLC, Susser Holdings Corporation, Susser Holdings, L.L.C., Stripes LLC and Susser Petroleum Company LLC, dated September 25, 2012 (attached as Exhibit 10.6 to the Partnership’s current report on Form 8-K (File No. 001-35653) filed with the Commission on September 25, 2012 and incorporated herein by reference).

CUSIP No. 869239 103

Exhibit E

Underwriting Agreement by and among Susser Petroleum Partners LP, Susser Petroleum Partners GP LLC, Susser Holdings Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Wells Fargo Securities, LLC, UBS Securities LLC and the other underwriters named therein, dated September 19, 2012 (attached as Exhibit 1.1 to the Partnership’s current report on Form 8-K (File No. 001-35653) filed with the Commission on September 25, 2012 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012	Name:

SUSSER HOLDINGS CORPORATION

	By:	/s/ Mary E. Sullivan
	Name:	Mary E. Sullivan
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

STRIPES HOLDINGS LLC

	By:	/s/ Mary E. Sullivan
	Name:	Mary E. Sullivan
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

SUSSER HOLDINGS, L.L.C.

	By:	/s/ Mary E. Sullivan
	Name:	Mary E. Sullivan
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

STRIPES LLC

	By:	/s/ Mary E. Sullivan
	Name:	Mary E. Sullivan
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

STRIPES NO. 1009 LLC

	By:	/s/ Mary E. Sullivan
	Name:	Mary E. Sullivan
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Schedule I

Directors of Susser Holdings Corporation

Sam L. Susser

c/o Susser Holdings Corporation

4525 Ayers Street, Corpus Christi, Texas 78415

Principal Occupation: President and Chief Executive Officer of Susser Holdings Corporation and Chief Executive Officer of Susser Petroleum Partners GP LLC

Citizenship: USA

Amount Beneficially Owned: 351,220 common units*

Bruce W. Krysiak

c/o Susser Holdings Corporation

4525 Ayers Street, Corpus Christi, Texas 78415

Principal Occupation: Chairman of EDABB, Inc.

Citizenship: USA

Amount Beneficially Owned: 25,000 common units*

Armand S. Shapiro

c/o Susser Holdings Corporation

4525 Ayers Street, Corpus Christi, Texas 78415

Principal Occupation: Independent Management Consultant

Citizenship: USA

Amount Beneficially Owned: 5,000 common units*

Sam J. Susser

c/o Susser Holdings Corporation

4525 Ayers Street, Corpus Christi, Texas 78415

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 11,000 common units*

David P. Engel

c/o Engel and Associates, LLC

P.O. Box 4128, Corpus Christi, Texas 78469

Principal Occupation: Principal of Engel and Associates, LLC

Citizenship: USA

Amount Beneficially Owned: 21,940 common units*

Ronald G. Steinhart

c/o Susser Holdings Corporation

4525 Ayers Street, Corpus Christi, Texas 78415

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 5,000 common units*

Officers of Susser Holdings Corporation

Sam L. Susser

(see above)

Rocky B. Dewbre

c/o Susser Holdings Corporation

4525 Ayers Street, Corpus Christi, Texas 78415

Principal Occupation: President and Chief Operating Officer — Wholesale of Susser Holdings Corporation and President and Chief Operating Officer of Susser Petroleum Partners GP LLC

Citizenship: USA

Amount Beneficially Owned: 15,000 common units*

Steve DeSutter

c/o Susser Holdings Corporation

4525 Ayers Street, Corpus Christi, Texas 78415

Principal Occupation: President and Chief Executive Officer — Retail of Susser Holdings Corporation

Citizenship: USA

Amount Beneficially Owned: 21,950 common units*

E.V. Bonner Jr.

c/o Susser Holdings Corporation

4525 Ayers Street, Corpus Christi, Texas 78415

Principal Occupation: Executive Vice President, Secretary & General Counsel of Susser Holdings Corporation and Susser Petroleum Partners GP LLC

Citizenship: USA

Amount Beneficially Owned: 25,000 common units*

Mary E. Sullivan

c/o Susser Holdings Corporation

4525 Ayers Street, Corpus Christi, Texas 78415

Principal Occupation: Executive Vice President, Chief Financial Officer and Treasurer of Susser Holdings Corporation and Susser Petroleum Partners GP LLC

Citizenship: USA

Amount Beneficially Owned: 25,000 common units*

Managing Member of Stripes Holdings LLC

Susser Holdings Corporation

Officers of Stripes Holdings LLC

Sam L. Susser

(see above)

E.V. Bonner Jr.

(see above)

Mary E. Sullivan

(see above)

Rocky B. Dewbre

(see above)

Managing Member of Susser Holdings, L.L.C.

Stripes Holdings LLC

Officers of Stripes Holdings LLC

Sam L. Susser

(see above)

E.V. Bonner Jr.

(see above)

Mary E. Sullivan

(see above)

Managers of Stripes LLC

Sam L. Susser

(see above)

E.V. Bonner Jr.

(see above)

Officers of Stripes LLC

Sam L. Susser

(see above)

Steven DeSutter

(see above)

E.V. Bonner Jr.

(see above)

Mary E. Sullivan

(see above)

Rocky B. Dewbre

(see above)

Managing Member of Stripes No. 1009 LLC

Susser Holdings Corporation

Officers of Stripes No. 1009 LLC

Sam L. Susser

(see above)

E.V. Bonner Jr.

(see above)

Mary E. Sullivan

(see above)

* Common units were acquired pursuant to the Susser Petroleum Partners LP directed unit program.